Porter & Hedges, l.l.p.

ATTORNEYS AND COUNSELORS AT LAW
1000 MAIN STREET, 36TH FLOOR
KEVIN J. POLI	HOUSTON, TEXAS 77002-6336
ASSOCIATE	_________________________________
Tel. Direct (713) 226-6682		MAILING ADDRESS
Fax Direct (713) 226-6282	TELECOPIER (713) 228-1331	P.O. BOX 4744
KPOLI@PORTERHEDGES.COM	TELEPHONE (713) 226-6600	HOUSTON, TX 77210-4744
February 27, 2006
008139/0007
Carmen Moncada-Terry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Endeavour International Corporation: Registration Statement on Form S-3 (File No. 333-130515)
Dear Ms. Moncada-Terry:
     Endeavour International Corporation (a Nevada corporation) (the “Company”) has, on the date hereof, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”). All of the revisions to the Registration Statement set forth in Amendment No. 1 are either to update the list of filings incorporated therein by reference or to update previously disclosed information.
     Set forth below are the Company’s responses to the letter dated January 20, 2006 (the “Comment Letter”) sent by the Commission to the Company transmitting the Commission’s comments to the Registration Statement. All of the Commission’s comments relate to the opinion of Porter & Hedges, LLP (“Porter & Hedges”) to be filed as an exhibit to the Registration Statement pursuant to Paragraph 5 of Item 601 of Regulation SK (the “Exhibit 5 Opinion”). A marked copy of Amendment No. 1, including a marked copy of the Exhibit 5 Opinion, is enclosed herewith. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.
     1. In accordance with the conversation we had earlier today, the Porter & Hedges’ Exhibit 5 Opinion has been amended to state that Porter & Hedges is relying on the opinion of Hale Lane of Reno, Nevada with respect to any matters governed by Nevada law.
     The Exhibit 5 Opinion also has been revised to state that the Indentures (as defined in the Exhibit 5 Opinion) are enforceable under New York law.

     2. The Exhibit 5 Opinion has been revised to address the Guarantees underlying the warrants.
     3. A new Exhibit 5 Opinion will be filed with the Commission with respect to each take down. Those opinions will be issued by Porter & Hedges, and Porter & Hedges will rely on an opinion of Hale Lane to the extent such opinions address matters under Nevada law.
     The Company hereby requests acceleration of effectiveness of the Registration Statement to 9:00 a.m., Eastern Standard Time, on March 1, 2006.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it will not foreclose the Commission from taking any action with respect to the filing;
•	neither the Commission nor the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, relieves the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and,
•	it may not assert Staff comments or the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to call the undersigned at 713-226-6682 with any questions or additional comments you may have.
Very truly yours,
/s/ Kevin J. Poli
Kevin J. Poli
SNA:sll

cc:	H. Don Teague Lance Gilliland